                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                                (Amendment No. 4)

                            Energy West Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   29274A-10-5
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                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
      1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 8, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box: [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                                PAGE 2 OF 6

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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                                        ---
                                                                   (b) [   ]
                                                                        ---

--------------------------------------------------------------------------------
     3      SEC USE ONLY


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     4      SOURCE OF FUNDS

            OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                           [__]

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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               NUMBER OF        7      SOLE VOTING POWER

                SHARES                 166,358
                                ------------------------------------------------
             BENEFICIALLY       8      SHARED VOTING POWER

               OWNED BY
                                ------------------------------------------------
                 EACH           9      SOLE DISPOSITIVE POWER

               REPORTING               166,358
                                ------------------------------------------------
                PERSON          10     SHARED DISPOSITIVE POWER

                 WITH

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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            166,358
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [   ]
                                                                        ---
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.41%
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     14     TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 29274A-10-5                                                PAGE 3 OF 6

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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Michael Gorman
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                                        ---
                                                                   (b) [   ]
                                                                        ---

--------------------------------------------------------------------------------
     3      SEC USE ONLY


--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                      [   ]
                                                                        ---
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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               NUMBER OF        7      SOLE VOTING POWER

                SHARES                 92,560
                                ------------------------------------------------
             BENEFICIALLY       8      SHARED VOTING POWER

               OWNED BY
                                ------------------------------------------------
                 EACH           9      SOLE DISPOSITIVE POWER

               REPORTING               92,560
                                ------------------------------------------------
                PERSON          10     SHARED DISPOSITIVE POWER

                 WITH

--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            92,560
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    [   ]
                                                                        ---
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.57%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

       This Amendment No. 4 to Schedule 13D is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") of which Richard
M. Osborne is the sole Manager, and J. Michael Gorman relating to shares of common stock, par value $0.15 per share (the "Shares"), of Energy West Incorporated, a Montana corporation ("Energy West").


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 of Schedule 13D is amended and supplemented as follows:

       The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $89,351 (excluding commissions) with margin debt from Wachovia Securities.

ITEM 4.       PURPOSE OF THE TRANSACTION.

       Item 4 of Schedule 13D is amended and supplemented as follows:

       Pursuant to the requirements of the Montana Business Corporation Act, the Fund requested a copy of the list of shareholders of Energy West on September 5, 2003. In its response to the Fund's request for a shareholder list, Energy West alleged that the Fund and Mr. Gorman constituted a "holding company" under the Public Utility Holding Company Act of 1935 ("PUHCA") due to their ownership of more than 10% of Shares. Despite their ownership interest in excess of 10% of Shares, the Fund and Mr. Gorman did not believe they were a "holding company" under PUHCA. However, in order to eliminate any question of whether the Fund and Mr. Gorman were subject to PUHCA, the Fund promptly sold certain of its Shares on October 10, 2003. As of the Fund's sale of Shares on October 10, 2003, the Fund and Mr. Gorman own less than 10% of Shares. In addition, on October 8, 2003, Mr. Osborne, on behalf of the Fund, and Mr. Gorman terminated their voting agreement with respect to the election of directors at Energy West's 2003 annual meeting of shareholders. Pursuant to the Fund's sale of Shares and the termination of the voting agreement, the Fund and Mr. Gorman do not believe that they may be considered a "holding company" under PUHCA.

       To date, Energy West has failed to comply with the Fund's request for a shareholder list. On October 14, 2003, the Fund filed a Complaint in the United States District Court for the District of Montana, Great Falls Division, demanding that Energy West provide the Fund with a list of its shareholders. Due to Energy West's attempt to intervene with the Fund and Mr. Gorman's ability to communicate with shareholders, the Complaint seeks an injunction to postpone the 2003 annual meeting of shareholders presently scheduled to be held on October 31, 2003.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       Items 5(a) and 5(c) of Schedule 13D are amended and supplemented as follows:

       (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,595,250 Shares outstanding.

       The Fund beneficially owns 166,358 Shares, or approximately 6.41% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all Shares held by the Fund. Mr. Gorman beneficially owns 92,560 Shares, or approximately 3.57% of the outstanding Shares. The Fund and Mr. Osborne disclaim beneficial ownership of the

Shares held by Mr. Gorman. Mr. Gorman disclaims beneficial ownership of the Shares held by the Fund and Mr. Osborne.

       (c) Since the filing of Amendment No. 3 to Schedule 13D Statement, dated September 11, 2003, the Fund has purchased 12,146 Shares and sold 25,800 Shares in open market transactions as set forth below:

                                                                 Shares               Approximate Per Share Price
          Date                  Number of Shares            Purchased or Sold           (Excluding Commissions)
          ----                  ----------------            -----------------           -----------------------

        9/17/03                           500                   Purchased                        $7.19
        9/17/03                         2,500                   Purchased                        $7.15
        9/18/03                           114                   Purchased                        $7.06
        9/18/03                         1,000                   Purchased                        $7.19
        9/19/03                         1,000                   Purchased                        $7.45
        9/19/03                         1,000                   Purchased                        $7.43
        9/19/03                         1,100                   Purchased                        $7.50
        9/22/03                         2,931                   Purchased                        $7.50
        9/22/03                           200                   Purchased                        $7.45
        9/22/03                           100                   Purchased                        $7.40
        9/22/03                           500                   Purchased                        $7.60
        9/22/03                         1,000                   Purchased                        $7.25
        9/23/03                           201                   Purchased                        $7.43
        10/10/03                       25,800                     Sold                           $6.78

       Since the filing of Amendment No. 3 to Schedule 13D Statement, Mr. Gorman has not effected any transactions in the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 of Schedule 13D is amended and supplemented as follows:

       As described more fully in Item 4 of this Schedule 13D, on October 8, 2003, Mr. Osborne, on behalf of the Fund, and Mr. Gorman voluntarily terminated the voting agreement with respect to their ownership of Shares. A copy of the Termination of Voting Agreement is attached hereto as Exhibit 7.2.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         7.1       Joint Filing Agreement, incorporated by reference to
                   Exhibit 7.1 to Schedule 13D Statement, dated June 18, 2003, filed on behalf of the Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

         7.2 Termination of Voting Agreement, dated October 8, 2003, by and between Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 14, 2003

                                     TURKEY VULTURE FUND XIII, LTD.


                                     /s/ Richard M. Osborne
                                     -------------------------------------------
                                     Richard M. Osborne, Manager


                                     /s/ J. Michael Gorman
                                     -------------------------------------------
                                     J. Michael Gorman